SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CONCEPTUS, INC.

(Name of Subject Company)

CONCEPTUS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

206016107

(CUSIP Number of Class of Securities)

D. Keith Grossman

President and CEO

331 East Evelyn

Mountain View, CA 94041

(650) 962-4000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter F. Kerman

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Forms of the following letter were distributed by Conceptus, Inc. to its non-sales employees on May 3, 2013:

Dear             :

As you know, on April 28, 2013 a merger agreement was entered into providing for the acquisition of Conceptus, Inc. (Conceptus) by Bayer HealthCare. Bayer’s offer to purchase all outstanding Conceptus stock is confirmation of the value of our Essure products, and the dedication and remarkable performance of our workforce. We expect the transaction to be completed by mid-2013, pending in particular regulatory approval. In the interim, daily operations at Conceptus will proceed as usual, and we will continue to provide the committed service and professionalism that our customers expect and appreciate. We appreciate your patience during this period of transition.

Subject to completion of this transaction certain employees participating in the 2013 Employee Incentive Plan (EIP) and the 2013 Management Incentive Plan (MIP) will be entitled to receive certain payments upon the closing of the transaction. Specifically, pursuant to the merger agreement with Bayer, such plans will be amended to provide that the incentive awards that certain participants have accrued through June 30, 2013, based upon target performance through June 30, 2013, shall be paid in cash within thirty days after the closing of the transaction. Pursuant to this amendment, if you remain employed by Conceptus through the closing, you will receive a cash payout of $            , before taxes, based on your target bonus target of [__]%. You will remain eligible for the remainder of your 2013 EIP or MIP bonus, payable after the end of year (and including any earned overachievement for the entire year) and subject to the conditions set forth in such plans (as amended).

In addition, if you remain employed by Conceptus through the closing and hold outstanding stock options, stock appreciation rights and/or restricted stock units covering Conceptus common stock, you will receive an immediate financial benefit upon the closing of the transaction. Specifically, your outstanding stock options, stock appreciation rights and/or restricted stock units, as applicable, whether vested or unvested, will be cancelled and cashed out at closing. With respect to such cancelled stock options, stock appreciation rights and/or restricted stock units, as applicable, you will receive a cash payment of $            , before taxes. This payment will be based on Bayer’s offer of $31.00 per Conceptus share of common stock and assumes you do not exercise any stock options or stock appreciation rights and that none of your restricted stock units vest before closing.

This new chapter for Conceptus is exciting, and it is our hope that it will provide genuine opportunities to expand our market base and our goal to support women’s health and healthy family planning.

In the near term, and through the transition process, we do not anticipate changes to our organization outside of the ordinary. You will receive regular updates through e-mail or through your managers, regarding the status of this process through its closing.

Thank you for all your ongoing efforts and commitment to your work, our mission and your colleagues here at Conceptus.

Sincerely,

Additional Information about the Transaction and Where to Find It

The tender offer mentioned above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Conceptus. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Bayer HealthCare LLC, a wholly-owned subsidiary of Bayer AG, and Evelyn Acquisition Company intend to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy or information statement regarding the merger. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9, the proxy or information statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Conceptus under the “Investors” section of the Company’s website at www.conceptus.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Conceptus’ and Bayer HealthCare’s respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Bayer HealthCare and Evelyn Acquisition Company to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 28, 2013 by and among the Company, Bayer HealthCare LLC and Evelyn Acquisition Company (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company, including: dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of the Company to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that the Company’s marketing and advertising may not be successful; the possible failure of the Company’s intellectual property rights to provide meaningful commercial protection for the Essure System; disruptions of the Company’s manufacturing, supply or distribution operations; claims that the Company’s products infringe the intellectual property rights of others; patent litigation to which the Company is a party; and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2012 (as amended). The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.